February 10, 2006

Via U.S. Mail

Mr. Richard Lashley
Mr. John Palmer
Principals
PL Capital Group, LLC
20 East Jefferson Avenue, Suite 22
Naperville, Illinois  60540

       Re:    Synergy Financial Group, Inc.
      PREN 14A filed by Financial Edge Fund, LP, et al.
      Filed on February 1, 2006
      File No. 0-50467

Dear Messrs. Lashley and Palmer:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General
1. We note that you have not included Archimedes Overseas Ltd. as a participant in your solicitation, notwithstanding the fact that you have included them as part of your group for purposes of complying with your Section 13 reporting obligations. Please revise to include them or advise us as to why you have excluded them.


(1) Stock buybacks have been insufficient, page 2
2. You indicate that "the Company`s management informed [you] they do not agree with the amount of stock buybacks [you] are proposing." Please revise to elaborate upon why they do not agree, if you know, so as to provide shareholders with a balanced discussion as to the outcome of the discussion.
3. Please provide support for your indication that "Synergy should have more than enough capital to fund its loan and deposit growth" in the third paragraph of this discussion. Provide quantifiable support, if possible.
4. On a supplemental basis, support the predictions you make relating to 1) Synergy`s stockholders` equity if $20 million in buybacks were applied to the December 31, 2005 balance sheet, as you indicate in the second paragraph of this discussion, and 2) your predictions on
Synergy`s deposit and loan growth, as you indicate in the fourth paragraph of this discussion. Where the support for your calculations appears in other documents, such as the company`s Form
10-Q or 10-Ks, provide copies of the relevant portions of the documents so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon, such as financial statement line items and mathematical computations.

(2) Synergy`s return on assets and equity have been declining, page 2
5. Please revise your discussion to explain what you mean when you refer to a "second step conversion," which you indicate Synergy completed in January, 2004.
6. Consistent with comment 4 above, please provide support for the calculations you provide on page 3, both with respect to the chart reflecting percentages of ROA, ROE and NIM and the chart comparing Synergy`s performance to that of the entire thrift industry.
7. Revise this discussion to advise shareholders as to the import of
Synergy`s declining return on assets and equity. Specifically, how do your nominees intend to address this trend? This comment also applies to your discussion as it relates to excessive compensation of officers and directors below.

(3) Total compensation and benefits to officers and directors have been excessive relative to the net income of the Company, page 4
8. Consistent with comment 4 above, please provide support for the calculations you provide on page 4 with respect to the chart reflecting total compensation and benefits to officers and directors.
9. Please provide us with a copy of the study you refer to by Harvard
Law School professor Lucian Bebchuk, at the bottom of page 5.

(4) Numerous aspects of the Company`s corporate governance undermine shareholder rights, page 6
10. In view of the fact that some of these provisions might also be beneficial to shareholders, in that they inhibit the ability for third parties to acquire the company, provide balancing disclosure regarding the ramifications of removing these provisions, as you indicate you will pursue. Further, acknowledge, where applicable, that it would be the exception, rather than the norm, for a company to implement some of these provisions, such as the ability for shareholders to take action by written consent with less than unanimity.

Synergy`s management rebuffed our request for board representation, page 7
11. Please disclose the basis for the statement that "management has an obligation to return capital to shareholders, regardless of whether it is accretive to short term earnings or not," on page 7 and characterize this as your belief.
12. We note your indication that you do not find the Board`s concern about meeting fees to be persuasive "because each of the directors have [sic] received over $500,000 of value to date and the annual meeting fees and retainers paid to a new board member would only be approximately $25-30,000 per annum." Please advise us as to how you arrived at these calculations. We note, for example, that the Company`s Form 10-K for the period ending December 31, 2004 indicates that the total compensation for last year was $229,200.

We need your vote so the board can have new independent outside stockholder representation, page 8
13. Clarify your reference to "independent" here as the existing members of the Board would appear to already satisfy the independence requirements of the listing standards of the NASD. Are you referring to these standards or additional standards of independence?

PL Capital Group`s previous experience, page 10
14. Please supplement this discussion to provide shareholders with a sense as to why the prior experience of PL Capital Group is relevant to this solicitation. Specifically, considering the nominees you are proposing to be elected do not appear to have any affiliation with PL
Capital, it is not clear why you believe this information is necessary. Further, the transactions you have listed would seem to imply that your nominees are interested in pursuing a sale or other strategic alternative for the company. If that is the case, please revise to address your nominee`s intentions.


How to Vote by Proxy, page 11
15. We note your intent to use discretionary authority with respect to any other matters that properly come before the 2006 Annual Meeting. Please note that you may not use discretionary authority conferred with these proxies to vote upon matters not known to you at the time of this solicitation but which come to your attention a reasonable time before the meeting. See Rule 14a-4(c). Please confirm your understanding.
Solicitation of proxies; Expenses, page 13
16. We note that you may employ various methods to solicit proxies including mail, telephone, telegram or personal solicitation. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or in person, must be filed under the cover of Schedule 14A. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

Other Matters, page 16
17. You refer shareholders to information that you are required to provide and is contained in the "Company`s proxy statement." We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before Synergy distributes the information to security holders would be inappropriate. Therefore, please confirm your understanding that you may not disseminate your materials until Synergy has filed and mailed definitive proxy solicitation materials.
Further, once Synergy`s proxy materials are available, consider whether it might be more helpful to readers to make specific references to the sections of their materials that you are directing them to read.

Proxy Card
18. We note that there appears to be language at the end of the first matter, election of directors, that is in draft form and should be removed. Please revise.
19. We note that the proxy statement and card of Synergy has been revised to reflect the solicitation of proxies for a third matter, to adjourn the meeting to solicit additional proxies. Please revise your proxy statement and card to include this matter.
20. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation."
Please revise your proxy card to clarify and place this language in bold-face type as required by Rule 14a-4(b)(1).


Definitive Additional Soliciting Materials filed February 1, 2006
21. Please be advised that this press release lacks the required participant information required pursuant to Item 4 of Schedule 14A.
For future reference the filing persons must provide all of the information required by Rule 14a-12(a)(1)(i) in all soliciting materials. Also, the press release does not advise holders to read the proxy statement when it is available because it contains important information, pursuant to Rule 14a-12(a)(1)(ii). Please ensure your compliance with these provisions in the future.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      Please contact me with any questions at 202-551-3264. You may also reach me via facsimile at 202-772-9203.

								Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions


cc via facsimile (414) 297-4900:

Peter D. Fetzer, Esq.
Foley & Lardner LLP

PL Capital Group
February 10, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE